UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On May 23, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it has decided to implement the following organizational changes, among others, to strengthen its business in order to create more value for the company: CEMEX’s global areas of Health & Safety, Operations & Technology; Energy; Sourcing; Research & Development and Intellectual Property Management; and Sustainability, have been consolidated in a recently created Executive Vice Presidency, Sustainability and Operations Development. Jesus Vicente Gonzalez Herrera, current President for CEMEX in the United Kingdom, has been appointed Executive Vice President, Sustainability and Operations Development, and will become a new member of CEMEX’s Executive Committee, reporting directly to Fernando Angel Gonzalez Olivieri, Chief Executive Officer of CEMEX.

Also, Michel Andre, current President for CEMEX in France, has been appointed President for CEMEX in the United Kingdom, and will continue to report directly to Jaime Gerardo Elizondo Chapa, President of CEMEX’s Europe region; Ignacio Alejandro Mijares Elizondo, current Strategic Planning Vice President for CEMEX in Mexico, has been appointed country head for CEMEX in the Philippines and will report to Joaquin Miguel Estrada Suarez, President of CEMEX’s Asia, Middle East and Africa region (“AMEA”); Carlos Emilio Gonzalez Gallegos, current Director for CEMEX in the Dominican Republic, has been appointed President for CEMEX in Egypt, reporting directly to Joaquin Miguel Estrada Suarez, President of AMEA; and Enrique Alberto Garcia Morelos Zaragoza, current Director for CEMEX in Puerto Rico, has been appointed as Director for CEMEX in Costa Rica, and will report to Jaime Muguiro Dominguez, President of CEMEX’s South, Central America and Caribbean region.

These changes, among others, are effective as of July 1, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 23, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller